Exhibit 1.02

Conflict Minerals Report of GT Advanced Technologies Inc.

in Accordance with Rule 13p-1 under the Securities Exchange Act of 1934

This is the Conflict Minerals Report of GT Advanced Technologies Inc. (the “Company”) for the reporting period from January 1, 2013 to December 31, 2013 (the “Review Period”) in accordance with Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934 (the “1934 Act”).  Any capitalized terms used herein that are not otherwise defined in this Conflict Minerals Report shall have the meaning provided in Section 1.01(d) of Form SD as promulgated by the U.S. Securities and Exchange Commission.

Based on the Company’s due diligence efforts (described further below), the Company has determined that certain products that the Company manufactured or contracted to manufacture during the Review Period contain tin, tungsten, tantalum and gold.

Due Diligence

In order to comply with the requirements of Form SD, the Company was required to conduct due diligence on the source and chain of custody of its Conflict Minerals (if any) that conforms to a Nationally or Internationally Recognized Due Diligence Framework, if such a framework is available for the Conflict Minerals, in order to determine if the products that the Company manufactured or contracted to manufacture during the period covered by this Form SD contain Conflict Minerals.  In conducting this required due diligence, the Company implemented the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Framework”), which is an internationally recognized due diligence framework that is available for the Conflict Minerals.

In addition, the Company’s due diligence utilized the Electronic Industry Citizenship Coalition and Global e-Sustainability (“EICC/GeSI”) initiative resources.

Since the Company conducts no manufacturing of its equipment products (but does conduct sub-assembly operations), the Company is dependent on its third-party vendors to conduct all of the manufacturing of the components used in its equipment (see below for more information). The Company has no direct involvement in the actual mining of conflict minerals and is considered a “downstream company” under the OECD Framework.

The Company’s due diligence measures included:

•                  Established strong company management systems that include a conflict minerals policy and assembling an internal team to oversee due diligence with senior management support.

•                  Reviewing all parts and components used in its equipment, sapphire material and sapphire material growth process.

•                  Conducting a supply-chain survey with all direct suppliers of materials using the EICC/GeSI Conflict Minerals Reporting Template to identify the smelters and refiners (this survey covered every supplier, not just those that the Company reasonably determined to have used tin, tungsten, tantalum and gold in the products supplied to the Company).

•                  If applicable, comparing the smelters and refiners identified in the supply-chain survey against the list of smelter facilities which have been identified as “conflict free” by programs such as the EICC/GeSI Conflict Free Smelter (CFS) program for tantalum, tin, tungsten and gold.

Based on the Company’s due diligence efforts, the Company has determined that certain products that the Company manufactures or contracts to manufacture contain tin, tungsten, tantalum and gold. Not all of the suppliers that received the EICC/GeSI Conflict Minerals Reporting Template survey returned the survey to the Company.

Product Description

For the Review Period, the Company manufactured or contracted to manufacture the following products:

Sapphire Products

Sapphire Equipment

During the Review Period, the Company manufactured and sold advanced sapphire crystallization furnaces (ASF ®) which are used to produce sapphire boules. These sapphire boules are used, following certain cutting and polishing processes, to make sapphire wafers, a substrate for manufacturing light emitting diodes (LEDs), as well as sapphire material for a wide range of other industrial and consumer applications.

Sapphire Material

During the Review Period, the Company manufactured and sold sapphire material using its ASF systems installed at the Company’s Salem, Massachusetts facility.  This sapphire material was sold, the Company believes, principally into specialty markets, such as optical, dental, photonics, medical and defense.

Polysilicon Products

During the Review Period, the Company manufactured and sold Chemical Vapor Deposition Reactors, or CVD, used to react gases at high temperatures to produce polysilicon, the key raw material used in silicon-based solar wafers and cells, while also offering engineering services and related equipment. In addition, the Company, during the Review Period, sold hydrochlorination technology and equipment which is utilized to convert silicon tetrachloride into trichlorosilane (TCS), which is used as seed material in the manufacture of high purity silicon.

Photovoltaic Products

During the Review Period, the Company manufactured and sold directional solidification, or DSS, crystallization furnaces and ancillary equipment used to cast crystalline silicon ingots by melting and cooling polysilicon in a precisely controlled process. These ingots are used to make photovoltaic wafers which are, in turn, used to make solar cells.

The Facilities Used to Make the Company’s Products

For the Review Period, the Company’s equipment manufacturing model was based upon outsourcing the components used in the ASF systems, DSS furnaces, CVD reactors and TCS equipment. The Company performs no manufacturing of the products (and focuses principally on assembly operations).  All of the components of the polysilicon products are shipped directly from our qualified vendors to the customer installation site. The components for our DSS furnaces and ASF systems are shipped from our qualified vendors to our consolidation warehouse in Hong Kong for ultimate shipment to the customer. This equipment production model results in the Company performing no manufacturing processes and the Company employees perform assembly operations.  For the foregoing reasons, the facilities used to process any tin, tungsten, tantalum and gold takes place at our vendors’ sites or the supplier to our vendor (and not at any sites operated by the Company).

In addition, during the Review Period, we manufactured sapphire material at our Salem, Massachusetts facility.  The sapphire material is grown with our ASF units (as noted above, all components of the ASF unit are manufactured by third party vendors).  The Company does not believe that the consumables used to grow sapphire at our Salem, Massachusetts facility contain tin, tungsten, tantalum or gold.

Private Sector Audit

This Report has not been audited pursuant to an independent private sector audit as allowed under Rule 13p-1.

Compliance Measures Instituted by the Company

The Company has informed its suppliers for the Review Period, in writing, that the Company intends to be DRC Conflict Free.  If the Company learns, as it continues to engage in its due diligence process that is required under Rule 13p-1, that a supplier or vendor has any Conflict Minerals from a Covered Country in a product supplied to the Company, the Company will promptly cease using such supplier or vendor for such product.

In addition, the Company expects to adopt, during the reporting period from January 1, 2014 to December 31, 2014, a supplier code of conduct which will include a provision preventing the use of conflict minerals or derivative metals from a Covered Country necessary to the functionality or production of the Company’s products.  This supplier code of conduct will be publicly available at www.gtat.com.